UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

 Supernus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868459108

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP II LLC
Samuel D. Isaly
601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D
CUSIP No. 868459108	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A for events described in Item 1 that triggered the requirement to file this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,599,998
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,599,998
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)  This percentage is calculated based upon 30,466,049 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s final prospectus dated November 30, 2012, filed with the Securities and Exchange Commission on November 30, 2012.

SCHEDULE 13D
CUSIP No. 868459108	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A for events described in Item 1 that triggered the requirement to file this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,302,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,302,183
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.84% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)  This percentage is calculated based upon 30,466,049 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s final prospectus dated November 30, 2012, filed with the Securities and Exchange Commission on November 30, 2012.

SCHEDULE 13D
CUSIP No. 868459108	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A for events described in Item 1 that triggered the requirement to file this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,599,998
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,599,998
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  This percentage is calculated based upon 30,466,049 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s final prospectus dated November 30, 2012, filed with the Securities and Exchange Commission on November 30, 2012.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the shares of common stock, par value $0.001 per share (the “Common Stock”), of Supernus Pharmaceuticals, Inc. (the “Issuer”).  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “SUPN.”  The Issuer’s principal offices are located at 1550 East Gude Drive, Rockville, Maryland 20850.

On November 30, 2012, the Issuer filed a prospectus offering an additional 6,000,000 shares of Common Stock (the “Share Issuance”).  As a result of the Share Issuance, the Issuer’s total number of outstanding Common Stock increased to 30,466,049 (the “Outstanding Share Increase”).  The Reporting Persons (as defined below) did not participate in, or acquire or dispose of any Common Stock in, the Share Issuance.  As a result of the Share Issuance (and more specifically, the Outstanding Share Increase), the percentage of outstanding Shares of which the Reporting Persons (as defined below) may be deemed to be the beneficial owner was reduced by more than one percent of the Issuer’s Shares outstanding after completion of the Share Issuance.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware (“Advisors”), OrbiMed Capital GP II LLC, a limited liability company organized under the laws of Delaware (“GP II”), and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  As more particularly described in Items 3 and 5 below, Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of GP II and manages the investment portfolio of UBS Juniper Crossover Fund, L.L.C. (“Juniper”), a limited liability company that holds securities of the Issuer, as more particularly described in Items 5 and 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022.

GP II is the general partner of OrbiMed Private Investments II, LP (“OPI II”) and OrbiMed Private Investments II (QP), LP (“OPI II QP”), two limited partnerships that hold securities of the Issuer, as more particularly described in Items 5 and 6 below.  GP II has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Isaly is the managing member of, and owns a controlling interest in, Advisors.

In accordance with the provisions of General Instruction C to Schedule 13D, the information required by Item 2 of Schedule 13D with respect to each person managing or otherwise controlling Advisors and GP II is set forth on Schedules I and II hereto and incorporated by reference herein.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Not Applicable.  As described more fully in Item 1 above, the events giving rise to the obligation of the Reporting Persons to file this Statement did not involve any transactions effected by one or more Reporting Persons with respect to the Common Stock.

Item 4.	Purpose of Transaction.

Not Applicable.  As described more fully in Item 1 above, the events giving rise to the obligation of the Reporting Persons to file this Statement did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) As of this date of this filing, the Reporting Persons may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock held by OPI II and OPI II QP, and Advisors and Isaly may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock held by Juniper. As of the date of this filing, OPI II directly holds 2,402,600 shares of Common Stock, OPI II QP directly holds 899,583 shares of Common Stock and Juniper directly holds 297,815 shares of Common Stock.

Advisors, pursuant to its authority as the sole managing member of GP II, the general partner of OPI II, and OPI II QP, and as manager of the investment portfolio of Juniper, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI II, OPI II QP and Juniper, which represent an aggregate of 3,599,998 shares of Common Stock and constitute approximately 11.82% of the outstanding shares of Common Stock (1). Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, may be deemed to also indirectly beneficially own the foregoing securities of the Issuer attributable to Advisors.

GP II, pursuant to its authority as the general partner of OPI II and OPI II QP, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI II and OPI II QP, which represent an aggregate of 3,302,183 shares of Common Stock and constitute approximately 10.84% of the outstanding shares of Common Stock (1).

As a result of the agreements and relationships described in Item 2 above and Item 6 below, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI II and OPI II QP, and Advisors and Isaly have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Juniper.

(c) The Reporting Persons have not engaged in any transactions in the shares of Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2 and 5, GP II is the general partner of OPI II pursuant to the terms of the limited partnership agreement of OPI II, and the general partner of OPI II QP pursuant to the terms of the limited partnership agreement of OPI II QP, and Advisors is the sole managing member of GP II pursuant to the terms of the limited liability company agreement of GP II.  Pursuant to these agreements and relationships, Advisors and GP II have shared discretionary investment management authority with respect to the assets of OPI II and OPI II QP.  Such authority includes the power to direct the vote and the disposition of the securities of the Issuer held by OPI II and OPI II QP.  Advisors also has discretionary investment management authority with respect to the assets of Juniper and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Juniper.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI II, OPI II QP and Juniper.

On October 26, 2012, Michael Sheffery, a member of Advisors, tendered his resignation from the board of directors of the Issuer, effective on October 29, 2012 and since that date the Reporting Persons have had no representation on the Issuer’s board of directors.

Item 7.	Materials to be Filed as Exhibits.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 5, 2012

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP II LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

 Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP II LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly	A-1